SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 01, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 01, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

1 April 2011

Smith & Nephew plc (the "Company") announces that it has today granted the following restricted share awards to directors or persons discharging managerial responsibilities ("PDMR"):

Name of PDMR	Number of ordinary shares or ADSs under award
Naseem Amin	35,324 ordinary shares
Mark Augusti	8,846 ADSs
Olivier Bohuon	200,000 ordinary shares
John Campo	7,077 ADSs
Joseph DeVivo	8,846 ADSs
Michael Frazzette	8,846 ADSs
R Gordon Howe	4,423 ADSs
G Kelvin Johnson	35,324 ordinary shares
Roger Teasdale	44,155 ordinary shares

Notes:

(i)	The award made to Olivier Bohuon will vest, subject to continued employment, in equal tranches over 3 years following the award date.

(ii)	All other awards will vest, subject to continued employment, on the second anniversary of the award date.

(iii)	No consideration is payable for these awards.

(iv)	These awards will be settled using market purchase shares.

The transaction took place in London, UK.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons
Deputy Company Secretary
Tel:  020 7401 7646